EXHIBIT 99.9

Media Release
Fatal incident at Rio Tinto Kennecott
12 March 2026

LONDON--(BUSINESS WIRE)-- Rio Tinto deeply regrets to confirm the death of an employee of a contracting company following an incident at Bingham Canyon Mine in Utah on Thursday 12 March.
Rio Tinto Chief Executive Simon Trott said: “We are devastated by the loss of our colleague, and our heartfelt sympathies are with their family, friends, teammates, and everyone in the Kennecott community. We are working closely with the relevant authorities and contractor partners to support a complete and thorough investigation.
“The safety of our people comes before everything else. We are fully focused on understanding what led to this tragedy. I will be travelling to Kennecott to support our team on site.”
All surface and underground mining operations at Kennecott have been suspended and support, including counselling, is being provided to our team members.

View source version on businesswire.com: https://www.businesswire.com/news/home/20260312830668/en/

Media Release

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